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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

G-Bar Limited Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle, Suite 650
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Hersee 312-362-4474
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800 (Address) Chicago (City) Illinois (State) 60606-3392 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Hersee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G-Bar Limited Partnership, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

G-Bar Limited Partnership
G-Bar Management Corp. Its GP



Signature

Vice President, CFO
Title



Notary Public


NOTARY PUBLIC
OFFICIAL SEAL
STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

This report ** contains (check all applicable boxes):

☑ (a) Facing page.
☑ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the General Partner
G-Bar Limited Partnership
Chicago, Illinois

We have audited the accompanying statement of financial condition of G-Bar Limited Partnership (the Partnership) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As explained in Note 5 to the statement of financial condition, a substantial portion of the Partnership's assets is an investment in optionsXpress Holdings, Inc. (optionsXpress) that is carried at fair value based on adjusted quoted market prices rather than unadjusted quoted market prices. In our opinion, this security valuation is not in accordance with accounting principles generally accepted in the United States of America.

In our opinion, except for the effect on the statement of financial condition, of the valuation of the investment in optionsXpress, as discussed in the preceding paragraph, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of G-Bar Limited Partnership as of December 31, 2009 conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2010

G-Bar Limited Partnership

Statement of Financial Condition
December 31, 2009

Assets		
Cash and cash equivalents	$	1,169,847
Securities and derivatives owned, at fair value, pledged		735,307,664
Receivable from clearing brokers, net		126,440,460
Investment in optionsXpress Holdings, Inc.		92,120,815
Exchange memberships, at cost (fair value $3,509,000)		607,182
Other assets		344,506
Total assets	$	955,990,474
Liabilities and Partners' Capital		
Liabilities		
Securities and derivatives sold, not yet purchased, at fair value	$	769,375,081
Accounts payable and accrued expenses		916,670
Total liabilities		770,291,751
Partners' capital		185,698,723
Total liabilities and partners' capital	$	955,990,474

See Notes to Statement of Financial Condition.

G-Bar Limited Partnership

Notes to Statement of Financial Condition

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: G-Bar Limited Partnership (an Illinois limited partnership) (the Partnership) is a market maker/specialist, buying, selling and dealing as principal in U.S. exchange-traded securities and derivative financial instruments for its own account. The Partnership is a broker-dealer registered under the Securities Exchange Act of 1934. The general partner is G-Bar Management Corp. and the Partnership's term is through December 31, 2039.

The Partnership is not exempt from Rule 15c3-3, however, it does not transact business in securities with or for customers and it does not carry margin accounts credit balances or securities for any person defined as a customer under Rule 17a-5(c)(4).

The following is a summary of the Partnership's significant accounting policies:

Accounting policies: The Partnership follows accounting standards set by the Financial Accounting Standards Board (the FASB). The FASB sets generally accepted accounting principles (GAAP) that the Partnership follows to ensure consistent reporting of financial condition, results of income, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification,*™ sometimes referred to as the Codification or ASC. The FASB finalized the Codification effective for periods ending on or after September 15, 2009.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the Partnership's assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities, derivative and investment financial instruments: Transactions in securities, derivative and investment financial instruments are recorded on trade date. Securities, derivative and investment financial instruments are recorded at fair value with the change in unrealized gains and losses from the proceeding period reflected in the statement of income. Brokerage commissions and other trading fees are reflected separately in the statement of income.

Exchange memberships and stock in exchanges: Exchange memberships and stock in an exchange held for operating purposes are carried at historical cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There were no exchange membership impairments in 2009. Stock in exchanges held for investment purposes represent investments in securities and derivative exchanges, are included in securities owned, and are stated at fair value based in quoted market prices. Unrealized gains and losses on such stock held for investment purposes are reflected in income.

Interest and dividends: Interest income and expense is recognized under the accrual basis. Dividend income and expense is recognized on the ex-dividend date. Rebates are recognized on the accrual basis and are included in trading gains and losses in the statement of income.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Income taxes: The Partnership is not liable for federal income taxes as each partner recognizes a proportionate share of the partnership income in his or her individual tax return. Therefore, no provision for federal income taxes has been made in these financial statements.

The FASB issued new guidance on accounting for uncertainty in income taxes. The Partnership adopted this new guidance for the year ended December 31, 2009. The guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2009 management has determined that there are no material uncertain income tax positions.

The Partnership is not subject to examination by U.S. federal or state tax authorities for tax years before 2007.

Guaranteed payments to partners: Net income is presented before any guaranteed payments or other distributions to partners.

Cash equivalents: Cash equivalents are short-term, highly liquid investments, with original maturities of three months or less at the date of acquisition, that are not held for sale in the ordinary course of business.

Subsequent events: The Partnership evaluated subsequent events for potential recognition and/or disclosure through the date that these financial statements were issued.

Note 2. Receivable from Clearing Brokers

Net receivable from clearing brokers at December 31, 2009 consist of:

	Receivable
Cash	$ 143,539,342
Open trade equity of listed futures contracts, net	(16,870,273)
Dividend and interest accrued, net	(228,609)
	$ 126,440,460

Cash and financial instruments held at the Partnership's clearing brokers collateralize amounts due to the clearing brokers, if any, and securities sold, not yet purchased.

Note 3. Fair Value Measurements

As described in Note 1, the Partnership records its securities at fair value, except for the investment in optionsXpress Holdings, Inc. (optionsXpress). Guidance provided by the FASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Partnership utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below.

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 include listed equities and listed derivatives. . As required by the guidance provided by the FASB, with the exception of the investment in optionsXpress, the Partnership does not adjust the quoted price for these investments, even in situations where the Partnership holds a large position and a sale could reasonably impact the quoted price.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies and general and limited partnership interests in corporate private equity and real estate funds, debt funds, funds of hedge funds and distressed debt.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Partnership's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

U.S. Government obligations, money market funds, equity securities, equity options, open trade equity on futures contracts and options on futures contracts that trade in active markets and are valued using quoted market prices, broker or dealer quotations or exchange settlement prices are classified within Level 1.

The investment in optionsXpress is an 18.64 percent equity interest that is carried at an adjusted quoted market price and is classified as Level 3.

In addition, substantially all of the Partnership's other assets and liabilities, except exchange memberships held for operating purposes, are considered financial instruments and are already reflected at carrying amounts that approximate fair values because of the short maturity of the instruments.

Note 3. Fair Value Measurements (Continued)

The following table presents the Partnership's fair value hierarchy for those assets and liabilities measured at fair value on recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Assets				
Cash and cash equivalents				
U.S. Government obligations	$ 100,000	$ -	$ -	$ 100,000
Money market funds	419,855	-	-	419,855
	519,855	-	-	519,855
Securities owned				
Equity securities	86,311,774	-	-	86,311,774
Options on equity securities	327,867,479	-	-	327,867,479
Options on futures	321,128,411	-	-	321,128,411
	735,307,664	-	-	735,307,664
Receivable from clearing brokers				
Open trade equity on futures contracts	(16,870,273)	-	-	(16,870,273)
Investment in optionsXpress Holdings, Inc.	-	-	92,120,815	92,120,815
Liabilities				
Securities sold, not yet purchased				
Equity securities	83,925,149	-	-	83,925,149
Options on equity securities	381,323,317	-	-	381,323,317
Options on futures	304,126,615	-	-	304,126,615
	769,375,081	-	-	769,375,081

Note 4. Derivative Instruments

Expanded disclosure is presented, in accordance with recent FASB guidance, to provide the users of the financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect financial position, performance, and cash flows. The Partnership adopted the provisions of this guidance effective January 1, 2009.

Note 4. Derivative Instruments (Continued)

The Partnership's derivative activities are comprised of equity options, futures contracts and options on futures contracts traded on domestic exchanges. These derivative contracts are recorded on the statement of financial position as assets and liabilities measured at fair value and the related realized and unrealized gain (loss) associated with these derivatives are recorded in the statement of income. The Partnership has considered the counterparty credit risk related to all it's derivative instruments and does not deem any counterparty credit risk material at this time. The Partnership does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

As of December 31, 2009, the Partnership's derivative activities had the following impact on the statement of financial condition:

Type	Statement of Financial Condition Location	Assets at Fair Value	Liabilites at Fair Value	Net
Futures				
Index	Receivable from clearing brokers	$ 8,350	$ (16,878,623)	$ (16,870,273)
Options				
Options on equity securities	Securities owned / Securities sold, not yet purchased	327,867,479	(381,323,317)	(53,455,838)
Options on futures- equity index	Securities owned / Securities sold, not yet purchased	321,128,411	(304,126,615)	17,001,796
Total asset and liabilities derivatives		$ 648,995,890	$ (685,449,932)	$ (53,324,315)

For the year ended December 31, 2009, the monthly average number of the derivative contracts bought and sold was approximately 700,000 contracts per month.

Note 5. Investment in optionsXpress Holdings, Inc.

At December 31, 2009, the Partnership owns 10,723,943 shares of common stock of optionsXpress, carried at $92,120,815, its fair value based on adjusted quoted market prices. In view of the size of the block and the restrictions on sale imposed by Securities and Exchange Commission (SEC) rules, and the SEC's net capital rules indicating that certain charges are needed to reflect realizable value in a quick liquidation when the market is limited, management of the Partnership believes that a discount from quoted market prices of approximately 44 percent is appropriate. However, per guidance provided by the FASB, fair values based upon quoted prices in active market for identical assets should not be adjusted even in situations where the Partnership holds a large position and a sale could reasonably impact the quoted price. At December 31, 2009, the fair value of this investment, based on unadjusted quoted market prices, is $165,684,919. Included in receivable from clearing brokers is a cash deposit of $49,011 with optionsXpress.

Note 6. Commitments and Contingencies

On September 15, 2005, the Partnership entered into a noncancelable operating office space lease agreement that expires in 2011. At December 31, 2009, the aggregate minimum annual rental commitment under this lease, exclusive of additional payments that may be required for certain increases in operating expenses and taxes, are as follows:

2010	$ 158,403
2011	53,148
	$ 211,551

Note 7. Indemnifications

In the normal course of business, the Partnership enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Partnership's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. The Partnership expects the risk of any future obligation under these indemnifications to be remote.

Note 8. Employee Benefit Plan

The Partnership maintains a 401(k) plan covering all eligible employees. The Partnership may make discretionary matching contributions to the plan.

Note 9. Financial Instruments with Off-Balance-Sheet Risk

In connection with its proprietary market-making and trading activities, the Partnership enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded futures contracts, equity options, and options on futures contracts. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options held provide the Partnership with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Partnership to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk: The Partnership has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Partnership has recorded these obligations in the statement of financial condition at

December 31, 2009, at the market value of the related securities and would incur a loss if the market value of the securities increases subsequent to December 31, 2009.

In addition, derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the fair values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to modify or offset fair risk associated with other transactions and, accordingly, serves to decrease the Partnership's overall exposure to fair risk. The Partnership attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of their contracts. The Partnership's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Partnership has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges.

Concentration of credit risk: All trades of the Partnership are cleared through either Pax Division of Merrill Lynch Professional Clearing Corp. or Goldman Sachs Execution and Clearing (the brokers, collectively). Pursuant to the agreements, the brokers are required to, among other things, perform computations for proprietary accounts of introducing brokers (PAIB) and segregate certain assets on behalf of the Partnership. However, in the event of the brokers' insolvency or in the event they do not fulfill their obligations, the Partnership may be exposed to risk. The Partnership attempts to minimize this credit risk by monitoring the creditworthiness of their brokers.

The Partnership maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts. Management believes that the Partnership is not exposed to any significant credit risk on cash.

Note 10. Partnership Agreement

Pursuant to the terms of the partnership agreement, the Partnership is to set aside, on an annual basis, a bonus pool consisting of 100 percent of the total gross interest and dividends earned by the Partnership and certain trading gains of the Partnership. This bonus pool is then allocated to some or all of the limited partners in such amounts as determined at the discretion of the general partner, and for the year ended December 31, 2009, the amount distributed under this special allocation has been reflected in the statement of changes in partners' capital. The remaining income is allocated based on ownership percentages set forth in the partnership agreement.

The general partner is required to make these distributions to each partner within 90 days following the end of each fiscal year of the Partnership. These distributions are made to assist the partners in satisfying their federal and state income tax obligations.

Note 11. Net Capital Requirements

The Partnership is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Partnership has elected to use the alternative method permitted by the rule, which requires the Partnership to maintain "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debit items," as these terms are defined. Net capital and aggregate debit items change from day to day, at December 31, 2009, the Partnership had net capital of $76,866,669, which was $76,616,669 in excess of its required net capital of $250,000.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

G-Bar Limited Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle, Suite 650
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Hersee 312-362-4474
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800 (Address) Chicago (City) Illinois (State) 60606-3392 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions,

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Hersee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G-Bar Limited Partnership, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

G-Bar Limited Partnership
G-Bar Management Corp. Its GP



Signature

Vice President, CFO

Title




NOTARY PUBLIC
OFFICIAL SEAL
STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen

Certified Public Accountants

Independent Accountant's Report on Applying Agreed-Upon Procedures

To the General Partner
G-Bar Limited Partnership
Chicago, Illinois

Attention: Matthew Gray

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by G-Bar Limited Partnership (the Partnership), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Partnership's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences,
2. Compared the Total Revenue amounts of the audited financial statements for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting the following:

Total Revenue per the audited financial statements for the year ended December 31, 2009	$25,471,150
Less revenues reported on the FOCUS for the period From January 1, 2009 to March 31, 2009	5,727,716
	19,743,434
Difference	7,886,258
Total Revenue per Form SIPC-7T for the period from April 1, 2009 To December 31, 2009	$11,857,176

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2010
Chicago, Illinois

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

039040 CBOE DEC
G BAR LIMITED PARTNERSHIP 8*8
440 S LASALLE ST STE 650
CHICAGO IL 60605-1028

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Chris Hesse 312-362-4211

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150.00)

2-19-09
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

G-Bar Limited Partnership
G-Bar Management Corp. its GP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22nd day of February, 2010.

V.P.
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 11,857,176.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	7,745,871
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	5,550,346
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	13,296,217
2d. SIPC Net Operating Revenues	$ - 1,439,041
2e. General Assessment @ .0025	$ 150.00

(to page 1 but not less than $150 minimum)